1114 Avenue of the Americas, 23rd Floor
New York, New York 10036.7703 USA
P. 212.880.6000 | F. 212.682.0200
www.torys.com

Mile T. Kurta
mkurta@torys.com
P. 212.880.6363

February 4, 2014

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

Re:	Brookfield Office Properties Inc.
Amendment No. 1 to Schedule 13E-3
Filed by Brookfield Property Partners L.P. et al.
Filed January 27, 2014
File No. 005-59615
Brookfield Property Partners L.P.
Amendment No. 1 to Form F-4
Filed January 27, 2014
File No. 333-193046

Dear Mr. Orlic:

On behalf of our client, Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc. (collectively, the “BPY Filing Persons”), set forth below are responses to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) included in your letter, dated January 31, 2014, regarding the BPY Filing Persons’ Amendment No. 1 to the Rule 13E-3 Transaction Statement (the “Schedule 13E-3”) filed on January 27, 2014 and Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) filed on January 27, 2014 by Brookfield Property Partners L.P. (the “Registrant”).

In connection with this letter, the BPY Filing Persons are filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Schedule 13E-3, and the Registrant is filing with the Commission Amendment No. 2 to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment. Capitalized terms used but not defined have the meanings specified in the Schedule 13E-3 and the Registration Statement. Unless otherwise indicated, all page references in the responses are to the pages of Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Schedule 13E-3

Exhibit (c) (2)

1.                                      As noted in prior comment 18, each presentation, discussion, or report held with or presented by an outside party, whether in draft or final form, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your prospectus to summarize exhibit (c)(2).

Response:  In response to the Staff’s comment, the Registrant has added a summary of exhibit (c)(2) on page 20.

Amendment No. 1 to Form F-4

Background to the Offer, page 6

2.                                      We note your disclosure that “Brookfield Property Partners reviewed premiums in certain historical real estate acquisitions compared with the implied premium under the Offer, and it analyzed the Offer price compared with the historical trading price of BPO’s Common Shares over the last five years.” Please describe these reviews, comparisons and analyses in greater detail.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 7.

Similarly, please enhance your disclosure regarding the “structuring alternatives” and “structural changes” mentioned on pages 7 and 8, respectively. See Item 1013(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 8.

Purpose and Structure of the Offer; Reasons for the Offer, page 8

3.                                      We note your response to prior comment 8, regarding Rule 13e-3. Without necessarily agreeing or disagreeing with the analysis set forth in your response, we are not pursuing this issue further at this time, given your representation that, prior to commencement of any such transaction, you will contact the staff to discuss the matter, seek relief from the requirements of Rule 13e-3 (if applicable), or comply with Rule 13e-3.

Response:

The BPY Filing Persons acknowledge the Staff’s position with respect to this matter.

Factors Not Considered, page 16

4.                                      We note you have removed the statement that “The BPY Filing Persons considered the value of BPO in a sale as a going concern by taking into account BPO’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters.” As requested in prior comment 11, please provide a more complete description of the filing persons’ analysis in this area. See Instruction 2(iv) to Item 1014 of Regulation M-A. To the extent that the filing persons based their fairness determinations on the analysis undertaken by the fairness advisor, the filing persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 16-17.

Summary Selected Historical Consolidated Financial Information of BPO, page 92

5.                                      Please disclose the pro forma ratio of earnings to fixed charges, or advise why you believe that this is not material. See Item 1010(b)(2) of Regulation M-A.

Response:

The Registrant respectfully submits that, after giving effect to the transactions described in the Registration Statement, BPO’s ratio of earnings to fixed charges, as previously disclosed on page 94 of the Registration Statement, would not change. Accordingly, since there would be no difference between BPO’s historical ratio of earnings to fixed charges that is disclosed on page 94 and BPO’s ratio of earnings to fixed charges after giving effect to the transactions described in the Registration Statement, BPO’s pro forma ratio of earnings to fixed charges is not material.

Annex E — Important Information Regarding the BPY Filing Persons, page E-1

6.                                      We note the disclosure appearing on page 96, in the last sentence under the heading “Significant Shareholders.” Please confirm that the persons named in response to Item 1003 of Regulation M-A, and each associate and majority-owned subsidiary of those persons, collectively beneficially owns less than 1% of the subject securities. Please also confirm that there have been no transactions in the subject securities during the past 60 days by the persons described in the Instructions to Item 1008(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Registrant confirms that, with the exception of Brookfield Property Partners as disclosed on page 97, the persons named in response to Item 1003 of Regulation M-A, and each associate and majority-owned subsidiary of those persons, collectively beneficially own less than 1% of the subject securities. The Registrant has also updated the disclosure on page 97 to list additional transactions in the subject securities. The Registrant confirms that, with the exception of Gordon E. Arnell,

Richard B. Clark, John E. Zuccotti and Thomas F. Farley as disclosed on page 97, there have been no transactions in the subject securities during the past 60 days by the persons described in the Instructions to Item 1008(b) of Regulation M-A.

*    *    *    *

The BPY Filing Persons each acknowledge that:

•                                          the BPY Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the BPY Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Schedule 13E-3 or the Registration Statement or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 880-6363.

Very truly yours,

/s/ Mile T. Kurta

Enclosures

cc:  John Stinebaugh